Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of D.R. Horton, Inc. and its co-registrants for the registration of debt securities, guarantees of debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts, stock purchase units, and units comprising one or more classes of such securities and to the incorporation by reference therein of our reports dated November 17, 2023, with respect to the consolidated financial statements of D.R. Horton, Inc., and the effectiveness of internal control over financial reporting of D.R. Horton Inc., included in its Annual Report (Form 10-K) for the year ended September 30, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Fort Worth, Texas

July 24, 2024